Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Item 2	Date of Material Change

May 15, 2026

Item 3	News Release

News release disclosing the material change was disseminated through the GlobeNewswire on May 18, 2026, and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On May 18, 2026, the Company announced entering into a definitive asset purchase agreement (the “Agreement”) with Skip Dynamix, Corporation (“Skip Dynamix”), pursuant to which Draganfly has agreed to acquire substantially all of the assets of Skip Dynamix’s drone technology business (the “Transaction”). Skip Dynamix is a developer of ultra-low-cost, mass-producible fixed-wing unmanned aerial systems designed for long-range intelligence, surveillance and reconnaissance, electronic warfare support, logistics, and one-way missions.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On May 18, 2026, the Company announced entering into the Agreement in connection with the Transaction.

The aggregate purchase price for the Transaction is up to US$7,525,000 (the “Purchase Price”):

●	A cash payment of US$2,525,000 (the “Closing Amount”), subject to customary working capital adjustments, will be paid to Skip Dynamix at closing.

●	US$2,500,000 satisfiable in common shares of Draganfly (“Draganfly Shares”) pursuant to a special warrant issued at closing (the “Payment Shares”). The Payment Shares will be issued subject to the satisfaction of the applicable vesting conditions, which requires each founder to be actively engaged by Draganfly until at least the first anniversary of closing.

●	Up to US$2,500,000 (the “Earn-Out Amount”), payable in a combination of cash and Draganfly Shares as determined by Draganfly, subject to the business achieving certain milestones.

Completion of the Transaction is subject to a number of closing conditions customary for a transaction of this nature, including required regulatory and exchange approvals and the satisfaction of other customary conditions precedent, and is expected to close in early June 2026.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer

Tel: 1.800.979.9794

Item 9	Date of Report

May 22, 2026

Forward-Looking Statements

This material change report contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information include, but are not limited to, statements with respect to Draganfly’s integration plans with respect to Skip Dynamix’s products, the size of the drone market, the ability of the Company to complete sales of its products to defense organizations, the expected closing of the Transaction and the expected closing date of the Transaction, Transaction benefits, expected additional revenues, expected growth, revenue synergies, strategic goals, results of operations, performance, industry trends and growth opportunities. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the Transaction may not be completed as expected or at all; the expected benefits of the Transaction and additional revenues may not materialize; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses; currency fluctuations; regulatory restrictions; liability; competition; loss of key employees; and other related risks and uncertainties. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Draganfly which are available on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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